Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the updated prospectus dated May 31, 2007 to Registration Statement No. 333-108416 on Form S-3 of our report dated March 14, 2007, relating to the financial statements and financial statement schedule of Duke Energy Carolinas LLC, (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the April 3, 2006 conversion to a limited liability company and the transfer of a subsidiary to its parent) appearing in the Annual Report on Form 10-K of Duke Energy Carolinas LLC for the year ended December 31, 2006 and to the reference to us under the heading “Experts” in the updated prospectus, which is part of the Registration Statement.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
May 31, 2007